Exhibit 3.2.1

Amendment No. 1 to
Restated Bylaws of
Western Sizzlin Corporation

Pursuant to the resolution of the Board of Directors adopted at the telephone meeting held August 24, 2005, Section 2.05 of the Restated Bylaws is amended and restated to read as follows:

“Section 2.05 Closing of Transfer Books For Fixing Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, 60 days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least 10 days but not longer than 60 days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than 60 days prior to the date on which the particular action requiring such determination of stockholders, is to be taken. If the stock transfer books are not closed and the record date is not fixed for the determination of stockholders, or stockholders entitled to receive payment of a dividend, the date on which the resolution of the Board of Directors declaring such dividend or taking such other action is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.”

Dated as of August 24, 2005.

/s/ Robyn B. Mabe
Robyn B. Mabe, Secretary